Exhibit 99.1

Contact:
Uri Birenberg, CFO
(972) 77-774-5060
urib@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS FINANCIAL RESULTS FOR Q1 2016
– $6.5M in Revenues, $1.3M Non-GAAP Net Profit –

TEL-AVIV, Israel – May 10, 2016 - RADCOM Ltd. (NASDAQ: RDCM) today reported its financial results for the first quarter ended March 31, 2016.

In $ thousands	Q1 2016	Q1 2015	YOY Change	Q4 2015
Revenues	$6,547	$6,354	3.0%	$2,715
Gross margin	74.1%	82.2%	-	58.1%
Net profit (loss) (non-GAAP)	$1,340	$821	63%	$(1,606)
Net profit (loss) (GAAP)	$903	$437	107%	$(2,124)
Cash & equivalents	$25,527	$3,974	542%	$8,727

Financial Results
Revenues for the first quarter totaled $6.5 million, up 141% compared with the fourth quarter of 2015 and 3% compared with $6.4 million in the first quarter of 2015. On a non-GAAP basis, net profit for the period totaled $1.3 million, or $0.14 (diluted) and $0.15 (basic) per ordinary share, up 63% compared with $821,000, or $0.09 (diluted) and $0.10 (basic) per ordinary share, for the first quarter of 2015. On a GAAP basis, net profit for the quarter totaled $903,000, or $0.10 (basic and diluted) per ordinary share, up 107% compared with $437,000, or $0.05 (basic and diluted) per ordinary share, for the first quarter of 2015.

The Company’s balance of cash and cash equivalents as of the end of the first quarter of 2016 totaled a record $25.5 million compared with $8.7 million at the end of 2015.

Comments of Management
“After one quarter into my tenure as CEO, in this new era of growth for the company, I’m pleased to report that we are on track with our plans. We are focused on tight delivery of all our customer commitments and in leveraging our first-mover advantage within the NFV space as we engage additional top-tier accounts,” commented Mr. Yaron Ravkaie, RADCOM’s CEO.

“Given our backlog and funnel of opportunities, we project that our revenues for 2016 will reach $28-$29.5 million, representing 50%-58% growth over 2015.”

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from May 11th on RADCOM's website.

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About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, statements about the Company’s projected growth, consistency and revenue in 2016 and securing additional business all constitute forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000s of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2016	2015
	(unaudited)	(unaudited)
Sales	$6,547	$6,354
Cost of sales	1,693	1,138
Gross profit	4,854	5,216

Research and development	1,836	1,638
Sales and marketing, net	1,527	2,041
General and administrative	871	641
Total operating expenses	4,234	4,320
Operating profit	620	896
Financing income (expenses), net	289	(452)
Income before taxes	909	444
Taxes	6	7

Net profit	$903	$437

Basic and diluted net income per ordinary Share	$0.10	$0.05

Weighted average number of ordinary shares used in computing basic net income per ordinary share	8,729,891	8,464,565
Weighted average number of ordinary shares used in computing diluted net income per ordinary share	9,307,539	9,039,676

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000s of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2016	2015
	(unaudited)	(unaudited)

GAAP net income	$903	$437
Stock-based compensation (1)	437	384
Non-GAAP net income	$1,340	$821
Non-GAAP net income per share (basic)	$0.15	$0.10
Non-GAAP net income per share (diluted)	$0.14	$0.09

Number of shares used in computing Non-GAAP net income per share (basic)	8,729,891	8,464,565

Number of shares used in computing Non-GAAP net income per share (diluted)	9,307,539	9,039,676

(1) Stock-based compensation:
Cost of sales	14	9
Research and development	171	165
Sales and marketing	20	91
General and administrative	232	119
	437	384

RADCOM Ltd. Consolidated Balance Sheets (1000s of U.S. dollars)

	As of	As of
	March 31, 2016	December 31, 2015
	(unaudited)	(audited)
Current assets
Cash and cash equivalents	25,527	8,727
Restricted bank deposits	32	32
Trade receivables	2,674	3,684
Inventories	1,411	1,532
Other account receivables and prepaid expenses	2,043	2,087
Total current assets	31,687	16,062
Severance pay fund	3,341	3,181
Other long-term receivables	589	508
Property and equipment, net	616	384
Total Assets	36,233	20,135

Liabilities and shareholders' equity
Current liabilities
Trade payables	1,223	1,465
Deferred revenue and advances from customers	13,935	931
Employees and payroll accruals	3,034	2,533
Other payables and accrued expenses	1,501	1,490
Total current liabilities	19,693	6,419
Long-term liabilities
Deferred revenue and advances from customers	72	197
Accrued severance pay	4,001	3,656
Total long-term liabilities	4,073	3,853

Total liabilities	23,766	10,272

Shareholders' equity
Share capital	377	372
Additional paid-in capital	71,451	70,270
Receipts on account of shares	417
Accumulated other comprehensive loss	(2,662)	(2,760)
Accumulated deficit	(57,116)	(58,019)
Total shareholders' equity	12,467	9,863

Total liabilities and shareholders' equity	36,233	20,135